UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

April 29, 2013

Commission File Number:  001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE FILED AND INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-179426) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Index of Exhibits

Exhibit No.	Description

4.1

Officer’s Certificate of Diageo Capital plc and Diageo plc pursuant to Sections 102 and 301 of the Indenture, dated as of August 3, 1998, among Diageo Capital plc, Diageo plc and The Bank of New York Mellon, as Trustee.

4.2	Form of Global Note for the 0.625% Notes due 2016 (included in Exhibit 4.1 hereof).

4.3	Form of Global Note for the 1.125% Notes due 2018 (included in Exhibit 4.1 hereof).

4.4	Form of Global Note for the 2.625% Notes due 2023 (included in Exhibit 4.1 hereof).

4.5	Form of Global Note for the 3.875% Notes due 2043 (included in Exhibit 4.1 hereof).

5.1	Opinion of Slaughter and May, English solicitors to Diageo plc and Diageo Capital plc, as to the validity of the securities.

5.2	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Diageo plc and Diageo Capital plc, as to the validity of the securities.

5.3	Opinion of Morton Fraser LLP, Scottish solicitors to Diageo plc and Diageo Capital plc, as to the validity of the securities.

23.1	Consent of Slaughter & May (included in Exhibit 5.1 hereof)

23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.2 hereof)

23.3	Consent of Morton Fraser LLP (included in Exhibit 5.3 hereof)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: April 29, 2013	By:	/s/ David Heginbottom
Name: David Heginbottom
Title: Authorised Signatory